Matthew A. Swendiman Direct:513.629.2750 mswendiman@graydon.com	January 11, 2016

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Monteagle Funds (the “Trust” or “Registrant”) (File Nos. 333-41461 and 811-08529) on behalf of Monteagle Fixed Income Fund, Monteagle Informed Investor Growth Fund, Monteagle Quality Growth Fund, Monteagle Select Value Fund, Monteagle Value Fund and The Texas Fund (collectively, the “Funds”)

Dear Ladies and Gentlemen:

At the request of Mr. Chad Eskildsen of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “Commission”) as correspondence. This letter contains the Trust’s response to oral comments received from Mr. Eskildsen on December 14, 2015, in connection with the review of the Trust’s filings. Set forth below is a summary of the comments received from Mr. Eskildsen and the Trust’s responses thereto.

1.
Comment: Rule 17g-1(g)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”), requires that registered management investment companies include a statement as to the period for which fidelity bond premiums have been paid. The Staff notes that no such statement has been filed with the Trust’s recent 17g-1 filing.

Response:	Comment complied with. Going forward, in accordance with Rule 17g-1(g)(1) of the 1940 Act, the filing will include a statement as to the period for which fidelity bond premiums have been paid.

2.
Comment: In the Trust’s Form N-CSR for the period ended August 31, 2015, in accordance with Instruction 1(d) to Item 27(b)(7), base the line graph on each Fund’s required minimum initial investment since that amount exceeds $10,000.

Response:	Comment complied with. The requisite change will be made going forward.

Securities and Exchange Commission
January 11, 2016

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of Monteagle Funds

cc:	Paul B. Ordonio, Monteagle Funds
András Teleki, Monteagle Funds